

January 10, 2014

Via E-mail
Shabbir Shaikh
Principal Executive Officer
Asiya Pearls, Inc.
2434 Tengengar Galli, near Sheetal Hotel
Belgaum, Karnataka, India 590001

> **Re: Asiya Pearls, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192877**

Dear Mr. Shaikh:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock;
   - You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
   - You have a net loss of $11,533 to date and you have not generated any revenues to date;
   - You have assets of only $20,067 consisting only of cash; and
   - Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

   - Disclose that you are an emerging growth company;

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

   In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 3

4. Please identify the countries or regions from where you intend to obtain the pearls that will be sold in India. Please also include the telephone number of your principal executive offices.

Our Company, page 3

5. The summary description of your business appears to be incomplete. Please revise this section to describe more thoroughly your business plan. For example, please discuss the ways in which you intend on purchasing, storing, and selling the pearls. In this regard, we note your disclosure throughout the filing that you plan on purchasing an inventory of pearls from suppliers.

Risk Factors, page 6

Risks Related to Our Business, page 6

6. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company due to the fact that your inventory may not be insured against loss. In this regard, we note your disclosure on page 30 that you will not insure your inventory until it reaches a point where it would be economically viable to do so.

We Need to Continue as a Going Concern If Our Business Is to Succeed, page 6

7. We note your disclosure that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months.

The Future of the Cultured Pearl is Compromised by Environmental Concerns, page 8

8. Please revise this risk factor to discuss how this risk affects your company or makes the securities being offered speculative or risky. Please refer to Item 503(c) of Regulation S-K.

Description of Securities to Be Registered, page 18

9. Please revise this section to discuss the applicable voting rights of the common stock being registered. Please refer to Item 202(a)(1)(v) of Regulation S-K.

Information With Respect to the Registrant, page 19

Principal Suppliers, page 23

10. We note that you plan on forming relationships with a limited number of reputable producers and/or importers. Please discuss your proposed interactions with these suppliers. For example, please discuss any criteria you will use to determine the supplier with which you will conduct business.

Price and Positioning, page 24

11. We note your disclosure that your website will have a "cutting edge" design. Please expand to clearly explain what this means.

Competition, page 24

12. Please revise this section to include a discussion of your competitive positioning within retail jewelry industry, as well as the methods by which you plan on competing within this industry. Please refer to Item 101(h)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition …, page 27

Liquidity and Capital Resources, page 30

13. Please revise this section to include a discussion about your anticipated revenues once your operations have commenced. In this regard we note your disclosure that you need to generate a profit of $30,000 to continue as an operating company. Please refer to Item 303(a)(1)-(2) of Regulation S-K.

Significant Employees, page 33

14. We note your disclosure in this section and on page 25 that you have no employees. Please revise this section to reflect Mr. Shaikh's position with your company. In this regard, we note that he is employed as the sole officer of the company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 35

15. Please disclose in this section that your sole officer provides office space to you at no cost.

Prospectus Back Cover

16. Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with Item 502(b) of Regulation S-K.

Exhibit 5.1

17. Please clarify in the first paragraph that Synergy Law Group LLC has acted as counsel to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

Cc: Kristen A. Baracy, Esq.
        Carol S. McMahan, Esq.
        Synergy Law Group, LLC